Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-128323

SUPPLEMENT TO PROSPECTUS DATED AUGUST 7, 2006
AS PREVIOUSLY SUPPLEMENTED ON DECEMBER 14, 2006

CHINA MOBILITY SOLUTIONS, INC.

29,214,458 Shares of Common Stock

On January 26, 2007, China Mobility Solutions, Inc. (the “Company”) entered into a Term Sheet with Meyers Associates L.P. (“Meyers”) as Placement Agent for the Company's issuance of Senior Convertible Debentures (the “Debentures”) on August 15, 2005. In consideration of the Company's inability to repay the Debentures, because of the need to obtain regulatory approval from the banking authorities in the People's Republic of China, the Company agreed to lower the Conversion Price (as defined) of the Debentures, subject to certain conditions.

The conversion/settlement agreements (the “Conversion Agreements”) dated February 2, 2007, provide that the conversion price (the “Conversion Price”) of the Debentures, as set forth in paragraph 7(d) of the Debentures shall be reduced to $.05 per share of Common Stock (“Underlying Common Stock") issuable upon conversion (the “Conversion”), provided that at least fifty (50%) percent in principal amount (or $1,675,000) of the initial $3,350,000 of Debentures (the “Minimum Conversion”) agree to the Conversion. The closing of the Conversion (the “Closing”) occurred on February 12, 2007. Those Debentureholders who agree to the Conversion shall also agree to convert all accrued but unpaid penalties and interest owed by the Company into Common Stock at $.05 per share. Pursuant to the terms of the May 4, 2006 Waiver/Settlement Agreement entered into between the Company and Debentureholders the Conversion Price of the Debentures was reduced to its current price of $.30 per share.

The Conversion Agreement provides for the Debentureholders who signed such agreement to: (i) terminate any and all pending litigation with the Company to which they are a party, without prejudice to reinstatement if and only if the Minimum Conversion is not completed, and/or the Company defaults in its obligations under the Conversion Agreement; (ii) in any vote of shareholders not vote against any nominee to the Board of Directors of the Company and any proposal designated by current management of the Company which does not effect the Conversion, and (iii) release and hold harmless the Company and its officers, directors, employees, representatives and affiliates following the Closing.

The Company agreed to make whatever filings are necessary with the SEC, whether by way of supplement or post-effective amendment to this registration statement concerning the Underlying Common Stock, to permit the issuance of common stock at the reduced Conversion Price of $.05 per share. Notwithstanding the foregoing, only the original 214,287 shares of Common Stock issuable underlying each $25,000 Unit, including 71,429 Shares of Common Stock underlying each Debenture, are registered on this Registration Statement. Accordingly, at the reduced Conversion Price of $.05 per share an aggregate of 500,000 shares of Common Stock would be issuable upon conversion of the Debentures and an additional 166,666 shares of Common Stock issuable upon exercise of warrants included in the Units. All additional shares of Common Stock not included in this Registration Statement, as well as those issuable in exchange for any interest and penalties due under the Debentures at the time of the Closing, have been included in a second registration statement filed by the Company on February 12, 2007.

The Company shall also provide the Debentureholders with “most favored nation” status and reduce the Conversion Price to the per share price of any equity offering made by the Company within 18 months of the Closing Date. The Company shall issue such number of additional shares to the Debentureholders to reduce their Conversion Price to that of such subsequent offering.

Date: February 13, 2007